J.P. Morgan Securities Inc.
277 Park Avenue
New York, New York 10172

Lehman Brothers Inc.
745 Seventh Avenue
New York, New York 10019

Merrill Lynch, Pierce, Fenner & Smith
         Incorporated
Four World Financial Center
New York, New York 10080

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036


                                                               May 2, 2006



Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Todd K. Schiffman, Esq.


         Re:      NYSE Group, Inc.
                  Registration Statement on Form S-1 (File No. 333-132390)

Dear Sir or Madam:

     We, as representatives of the several Underwriters of the proposed public offering of up to 28,750,000 shares of Common Stock, hereby join NYSE Group, Inc.'s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (New York time) on May 4, 2006 or as soon thereafter as is practicable.

     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of NYSE Group, Inc.'s Preliminary Prospectus dated April 27, 2006, during the period April 27, 2006 through the date hereof:

     Preliminary Prospectus dated April 27, 2006:
     --------------------------------------------

     44,890 copies to prospective Underwriters, institutional investors, dealers and others

Securities and Exchange Commission              - 2 -                May 2, 2006





     The undersigned, as representatives of the several Underwriters, advise that the undersigned have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

                                           Very truly yours,

                                           J.P. MORGAN SECURITIES INC.
                                           LEHMAN BROTHERS INC.
                                           MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                    INCORPORATED
                                           MORGAN STANLEY & CO. INCORPORATED
                                           As Representatives of the Several
                                           Underwriters

                                           By:  LEHMAN BROTHERS INC.


                                           By:   /s/ Arlene Salmonson
                                              ----------------------------------
                                                     Arlene Salmonson
                                                     Vice President